UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Joseph C. Guyaux
   The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
   PA, Pittsburgh, 15222-2707
2. Issuer Name and Ticker or Trading Symbol
   The PNC Financial Services Group, Inc. (PNC)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   2/6/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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$5 Par Common Stock |1/24/ |      |A   |V|4                 |A  |           |                   |D     |                           |
                    |2003  |      |1   | |                  |   |           |                   |      |                           |
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$5 Par Common Stock |2/6/ 2|      |A   | |8000              |A  |           |                   |D     |                           |
                    |003   |      |2   | |                  |   |           |                   |      |                           |
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$5 Par Common Stock |2/6/ 2|      |F   | |1291              |D  |42.94      |101263             |D     |                           |
                    |003   |      |3   | |                  |   |           |                   |      |                           |
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$5 Par Common Stock |      |      |    | |                  |   |           |411                |I     |401(K)Plan                 |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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Phantom Stock|        |1/24/ 2|      |A   |V|13         |A  |     |     |$5 Par Commo|13     |       |1253        |I  |Supplemental|
 Units       |        |003    |      |4   | |           |   |     |     |n Stock     |       |       |            |   | ISP        |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Dividend Reinvestment Shares acquired.
2. Grant of restricted stock; one-half issued free of any restriction and one-half to vest upon expiration of restricted period which runs through 12/31/2003.
3. Shares withheld to satisfy tax withholding obligations for grant of restricted stock.
4. The reported phantom stock units were acquired under the PNC Supplemental Incentive Savings Plan and will be settled in cash upon the reporting person's retirement or other termination of service.
SIGNATURE OF REPORTING PERSON
Joseph C. Guyaux
Mark C. Joseph, Attorney-in-Fact for Joseph C. Guyaux